Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-3615	rbrandon@stblaw.com
                    October 4, 2007
VIA FEDEX AND EDGAR

Re:	Patriot Coal Corporation
Amendment No. 2 to the
Registration Statement on Form 10
File No. 1-33466
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donna Levy
Dear Ms. Levy:
          On behalf of Patriot Coal Corporation (“Patriot” or the “Company”) we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated October 2, 2007 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to the Registration Statement on Form 10 filed with the SEC on September 17, 2007 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.
          For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Los Angeles	Palo Alto	Washington, D.C.	Hong Kong	London	Tokyo

Securities and Exchange Commission	2	October 4, 2007
General
1.	We have issued under separate cover comments related to your confidential treatment request received August 21, 2007. We note that you recently submitted an additional confidential treatment request. We will not be in a position to complete our review of your Form 10 until all outstanding issues, including the confidential treatment requests, have been resolved.
          RESPONSE: Peabody and Patriot have revised the forms of Coal Supply Agreement I and Coal Supply Agreement II. The documents previously filed in redacted form, and for which the confidential treatment requests were made, are no longer the forms expected to be entered into. The revised versions of Coal Supply Agreement I and Coal Supply Agreement II, which are the forms Peabody and Patriot expect to enter into, have been filed without redactions as Exhibits 10.5 and 10.23, respectively, to the Amended Registration Statement. Separate letters will be submitted by Patriot withdrawing the prior requests for confidential treatment.
2.	Please file all remaining exhibits. We note that the Credit Agreement must still be filed. At the time you file the credit agreement, revise the disclosure on page 123 accordingly to describe its material terms.
          RESPONSE: The Company does not expect to enter into the Credit Agreement until after effectiveness of the Registration Statement, and intends to file the Credit Agreement on a Current Report on Form 8-K following its execution. The Company has recently entered into a Commitment Letter relating to its new credit facility and has filed a copy of that letter as Exhibit 10.11 to the Registration Statement and made corresponding revisions to the disclosure on pages 7, 57 and 126 to reference the Commitment Letter. The Company does not expect that there will be any additional contracts to be filed as exhibits to the Amended Registration Statement.
Material U.S. Federal Income Tax Consequences, page 28
3.	Disclose explicitly when Peabody “expects to receive” the Section 355 ruling from the IRS.
          RESPONSE: Peabody received the Section 355 ruling from the IRS on September 26, 2007. Corresponding changes to the Amended Registration Statement have been made on the cover page and on pages v, 8, 12, 28, 30 and 107.

Securities and Exchange Commission	3	October 4, 2007
Notes to Unaudited Pro Forma Combined Financial Statements, page 37
Note (d)
4.	We note your response to prior comment five. Please refer to Instruction 4 of Rule 11-02(b)(8) and expand your disclosures relative to this adjustment to explain the new basis used to arrive at your estimates for the individual components of your adjustment. Please indicate if true, that the historical methodology used is no longer deemed reasonable by management. Please contact us if you wish to discuss.
          RESPONSE: In response to the Staff’s comment, the Company has added disclosure to note (d) of its pro forma financial data consistent with Instruction 4 of Rule 11-02(b)(8) indicating that the Peabody allocation method was not deemed a reasonable estimate of Patriot stand-alone costs. The Company has also addressed how the stand-alone costs were estimated and the main factors that created a difference between the Peabody allocation and the Patriot stand-alone amounts.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
5.	We note that you have included totals of your segment adjusted EBITDA for all periods presented for certain segments, including a reconciliation of this non-GAAP measure to net income. It appears you have omitted one of your segments to arrive at your total Segment Adjusted EBITDA. Please modify your presentation of total Segment Adjusted EBITDA to include all segments you have identified and adjust your reconciliation to Net Income accordingly.
          RESPONSE: We appear to have created some confusion based on our statement in our September 17, 2007 response letter regarding comment 17 that Patriot has revised its segment disclosure to include the following segments: Appalachia, Illinois Basin and Corporate and Other. It has been the Company’s view as described in Note 18 to its annual combined financial statements for the year ended December 31, 2006, that Patriot has two reportable operating segments: Appalachia and Illinois Basin. Corporate and Other is reported as a reconciliation of Segment Adjusted EBITDA to Adjusted EBITDA, the measure utilized by Patriot’s chief operating decision maker to assess performance. The Corporate and Other amount consists of past mining obligations, general and administrative costs and net gains on disposal or exchange of assets. Past mining obligations include costs related to closed and suspended mining operations such as costs associated with pension and retiree healthcare plans as well as workers compensation. Based on paragraph 11 of SFAS No. 131 and the nature of the items included in Corporate and Other, the Company does not consider Corporate and Other as a reportable operating segment and has excluded it from its Segment Adjusted EBITDA total. Accordingly, the only change we made to the Amended Registration Statement was to label the three line items that comprise Corporate and Other within the MD&A tables on pages 46 and 50 as such, with the intention of making it easier to reconcile these amounts to the segment footnote disclosure. We have not made any changes to how we present our reportable operating segments.
          In addition, the Company would like to further clarify its approach to providing a Segment Adjusted EBITDA total in the MD&A. Please note, as described in our August 20, 2007 response letter regarding comment 31, the Company has taken note of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, Question #21 and its restriction of usage of a consolidated EBITDA measure outside of the FASB Statement 131 footnote. As a result, the Company has excluded any discussion of Adjusted EBITDA within the MD&A, but

Securities and Exchange Commission	4	October 4, 2007
the Company has included Segment Adjusted EBITDA disclosure and discussion in the MD&A to facilitate the required discussion of the business and to better correlate to the segment information footnote.
Management
Executive Officers, page 88
6.	In Mr. Lushefski’s biography provide the month and year he began work as a consultant to public and private companies. Provide the month in 2005 that he left Millenium Chemicals.
          RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 88.
Our Relationship with Peabody After the Spin-off
Master Coal Supply Agreements, page 114
7.	In view of Item 404(a), please describe in greater detail the terms of each of the master coal supply agreements, disclosing the material terms and identifying the ultimate third-party coal customer in each case. Clarify, if true, that the Peabody affiliates which have executed the contracts with Patriot, rather than the third-party coal customers, are liable for the payment of all amounts due Patriot under each agreement. Discuss the termination provisions and explain the risks if the third-party coal customers default or otherwise are released from their obligations under their contracts with Peabody. Also make clear whether Patriot will supply or deliver the coal directly to the third-party coal customer.
          RESPONSE: In response to the Staff’s comment, the Company has revised and augmented the disclosures regarding these agreements on pages 14, 114 and 115.
Coal Supply Agreement I and Coal Supply Agreement II, page 114
8.	We note your response to prior comment 11. It appears that the base prices that you receive under each agreement could be material to investors, and this information also should be disclosed pursuant to Item 404(a) of Regulation S-K. Please expand your disclosure accordingly, or provide us with your analysis of why such information is not material to investors.
          RESPONSE: In response to the Staff’s comment, the Company has made the requested change on pages 115 and 116.
9.	Due to the materiality of the contracts and in view of Item 404(a), please describe in greater detail the two supply agreements, disclosing the material terms and identifying the ultimate steam coal customer in each case. Clarify, if true, that the Peabody affiliates which have executed the contracts with Patriot, rather than the steam coal customers, are liable for the payment of all amounts due Patriot under

Securities and Exchange Commission	5	October 4, 2007
each agreement. Discuss the termination provisions and explain the risks if the steam coal customers default or otherwise are released from their obligations under their contracts with Peabody. Also make clear whether Patriot will supply or deliver the coal directly to the steam coal customer.
          RESPONSE: In response to the Staff’s comment, the Company has made the requested change on pages 115 and 116.
Guarantees, page 115
10.	Add appropriate Risk Factor disclosure to make clear the potential adverse consequences if the condition regarding Patriot’s release from the guarantee obligations is waived and Patriot were to remain subject to the guarantees.
          RESPONSE: The Separation Agreement, Plan of Reorganization and Distribution has been revised to provide that the condition to the spin-off that Patriot be released from the described guarantee obligations may not be waived by Peabody. A revised Separation Agreement, Plan of Reorganization and Distribution has been filed as Exhibit 2.1 to the Amended Registration Statement, and revised disclosure has been provided on page 118.
Indemnification and Limitation of Liability of Directors and Officers, page 122
11.	Provide the information required by Item 702 of Regulation S-K in regard to the general effect of any contract under which directors or officers may be indemnified. We note that you have filed a Form of Indemnification Agreement as Exhibit 10.14.
          RESPONSE: In response to the Staff’s comment, the Company has made the requested change on page 125.
Combined Financial Statements, page F-1
12.	We note your response to prior comment 15. Please clarify how you determined that the revision to the 2006 tax provision to reflect the impact on your tax liability associated with Peabody’s filing of its 2006 consolidated tax return was a revision as contemplated by paragraph 24 of SFAS 154. In doing so, please tell us why you do not believe that this change was either the correction of an error in previously issued financial statements or a change in accounting estimate.
          RESPONSE: At the time the Company estimated its 2006 tax provision concurrent with the filing of the initial Registration Statement, it did not consider that Peabody was planning to elect out of the installment sales method for tax purposes related to certain of Patriot’s 2006 reserve sale transactions. The Company identified the different treatment upon reconciliation of its tax provision to Peabody’s tax return as filed subsequent to the filing of the initial Registration Statement. Electing out of the installment sales method created Alternative Minimum Tax (AMT) payable and because the Company recorded a full valuation allowance on AMT credits, such treatment by Peabody created $8.4 million in incremental tax provision on Patriot’s 2006 financial statements. Accordingly, such adjustment was recorded as a correction

Securities and Exchange Commission	6	October 4, 2007
of an error in Patriot’s 2006 financial statements as filed in Amendment No. 1 to the Registration Statement. As contemplated by SFAS No. 154, the Company has now revised its 2006 financial statements to more clearly identify this change as a restatement.
* * * * *
          The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement and our responses to Comment Letter:
          1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
          2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
          3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          Peabody’s board of directors is scheduled to meet on October 10, 2007 to consider the proposed spin-off and it would be most helpful if we could resolve all comments on the Registration Statement prior to that date. Assuming the spin-off is approved by the Peabody board at its meeting, we would hope to have the Registration Statement declared effective on or about October 12. Patriot would file a Current Report on Form 8-K containing the final version of the Information Statement as mailed to Peabody’s shareholders and would also file a Current Report on Form 8-K containing executed versions of the various agreements relating to the spin-off, the forms of which have been filed as exhibits to the Registration Statement, after they have been entered into. The distribution date for the spin-off dividend (assuming Peabody board approval) is expected to be October 31, 2007.
* * * *
          Please do not hesitate to call either Risë Norman (212-455-3080) or me (212-455-3615) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ D. Rhett Brandon
D. Rhett Brandon